SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. _)*

Silexion Therapeutics Corp

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G1281K106

(CUSIP Number)

Jonathan M. Nathan, Adv.

Meitar Law Offices

16 Abba Hillel Road,

Ramat Gan 5250608, Israel

Telephone: +972-3-610-3157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G1281K106	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,987,082 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,987,082 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,082 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	These shares consist of: (1) 1,835,733 ordinary shares, par value US$0.0001, of the Issuer (“ordinary shares”) that were issued to Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) (“GIBF”) in connection with the business combination by and among the Issuer, Moringa Acquisition Corp (“Moringa”), August M.S. Ltd., Moringa Acquisition Merger Sub Corp, and Silexion Therapeutics Ltd. (“Silexion”) (the “Business Combination”), in consideration for GIBF’s transfer of its noncontrolling interest in Silexion’s Chinese subsidiary, Silenseed (China) Ltd., to the Issuer; and (2) 151,349 ordinary shares that GIBF received upon the accelerated vesting of restricted share units of the Issuer (“RSUs”) that had been granted to it.

(2)	This percentage has been calculated based on 14,427,814 ordinary shares of the Issuer outstanding as of November 13, 2024, as reflected in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2024, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 14, 2024.

CUSIP No. G1281K106	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons Avner Lushi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 1,987,082 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,987,082 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,082 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	These shares consist of: (1) 1,835,733 ordinary shares that were issued to GIBF in connection with the Business Combination, in consideration for GIBF’s transfer of its noncontrolling interest in Silexion’s Chinese subsidiary, Silenseed (China) Ltd., to the Issuer; and (2) 151,349 ordinary shares that GIBF received upon the accelerated vesting of RSUs granted to it. The Reporting Person may be deemed to possess shared voting and investment authority over the ordinary shares beneficially owned by GIBF as a result of his serving as CEO of GIBF. The Reporting Person disclaims beneficial ownership over the subject ordinary shares except to the extent of his pecuniary interest therein.

(2)

This percentage has been calculated based on 14,427,814 ordinary shares of the Issuer outstanding as of November 13, 2024, as reflected in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2024, filed by the Issuer with the SEC on November 14, 2024.

CUSIP No. G1281K106	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons Shlomo Noy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,987,082 (1)
	9	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,987,082 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,082 (1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 13.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	These shares consist of: (1) 1,835,733 ordinary shares that were issued to GIBF in connection with the Business Combination, in consideration for GIBF’s transfer of its noncontrolling interest in Silexion’s Chinese subsidiary, Silenseed (China) Ltd., to the Issuer; and (2) 151,349 ordinary shares that GIBF received upon the accelerated vesting of RSUs granted to it. The Reporting Person may be deemed to possess shared voting and investment authority over the ordinary shares beneficially owned by GIBF as a result of his serving as Chief Medical Officer of GIBF. The Reporting Person disclaims beneficial ownership over the subject ordinary shares except to the extent of his pecuniary interest therein.

(2)	This percentage has been calculated based on 14,427,814 ordinary shares of the Issuer outstanding as of November 13, 2024, as reflected in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2024, filed by the Issuer with the SEC on November 14, 2024.

CUSIP No. G1281K106	13D	Page 5 of 9 Pages

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the “Statement”) relates to the ordinary shares, par value $0.0001 per share (“ordinary shares”) of Silexion Therapeutics Corp, a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 12 Abba Hillel Road, Ramat-Gan, Israel 5250606.

Item 2. Identity and Background.

This Statement is being filed by each of: (i) Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) (“GIBF” or the “Reporting Entity”); (ii) Avner Lushi; and (iii) Shlomo Noy (each of Avner Lushi and Shlomo Noy, a “Reporting Individual” and, collectively with GIBF, the “Reporting Persons”).

GIBF directly holds the ordinary shares reported in this Statement. Mr. Avner Lushi serves as a the Chief Executive Officer of GIBF and Mr. Shlomo Noy serves as the Chief Medical Officer of GIBF. Decisions concerning the investment and voting of the ordinary shares reported in this Statement are made by the investment committee of GIBF (the “Investment Committee”), on which each of Messrs. Lushi and Noy serve. Neither of Messrs. Lushi or Noy possesses a controlling vote in respect of those voting and investment decisions. Due to the positions held by Mr. Lushi and Mr. Noy on the board of directors of the Issuer and on the Investment Committee, each of Mr. Lushi and Mr. Noy may be deemed to share voting and investment power over the ordinary shares beneficially owned by GIBF. Each of Messrs. Lushi and Not disclaims beneficial ownership over the ordinary shares reported herein except to the extent of his pecuniary interest therein.

The following identity and background information is presented with respect to the Reporting Entity:

(a) State of Organization: China.

(b) Principal Business: The principal business of GIBF is investment through a unique model that provides Israeli, European and American companies with tailor-made pathways to enter the Chinese market.

(c) Address of Principal Business and Principal Office: Unit 202, 2/F, NO.6 Luoxuan 3 Road, Bio-island, Huangpu district, Guangzhou, Guangzhou Province, China.

(d) Criminal Proceedings: During the last five years, GIBF has not been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, GIBF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to the Reporting Individuals:

(a) Reporting Individual: Avner Lushi

(b) Residential Address: 5A Ha’Narkisim Av., Ramat-Gan 5258505, Israel.

CUSIP No. G1281K106	13D	Page 6 of 9 Pages

(c) Present Principal Occupation: The Reporting Individual is currently the Chief Executive Officer of GIBF and a director of the Issuer.

(d) Criminal Proceedings: During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel

(a) Reporting Individual: Shlomo Noy

(b) Residential Address: 6 Aftar St., Tel-Aviv 6936206, Israel.

(c) Present Principal Occupation: The Reporting Individual is currently the Chief Medical Officer of GIBF and a director of the Issuer.

(d) Criminal Proceedings: During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons have acquired beneficial ownership of ordinary shares of the Issuer pursuant to certain transactions related to the business combination (the “Business Combination”) under the Amended and Restated Business Combination Agreement (the “Business Combination Agreement”), dated as of April 3, 2024, by and among the Issuer, Moringa Acquisition Corp, August M.S. Ltd., Moringa Acquisition Merger Sub Corp, and Silexion Therapeutics Ltd. (which is currently itself a wholly-owned subsidiary of the Issuer) (“Silexion Israel”). The Reporting Persons did not pay any cash directly for their acquisition of beneficial ownership of ordinary shares. Instead, GIBF provided non-cash consideration for the ordinary shares held by it (which are also beneficially owned by the other Reporting Persons). As consideration for 1,835,733 ordinary shares of the Issuer acquired by it, GIBF surrendered its 49% equity interest in the issued and outstanding share capital of Silenseed (China) Ltd. (the “Chinese subsidiary”), which is a Chinese subsidiary of Silexion Israel. That 49% equity interest had originally been acquired by GIBF in consideration of its equity investments in the Chinese subsidiary. The surrender of the 49% equity interest in the Chinese subsidiary in exchange for those 1,835,733 ordinary shares was effected pursuant to an Agreement on Arrangements Related to Equity Interest Conversion, dated as of August 5, 2024 (the “GIBF Conversion Agreement”).

GIBF acquired the remaining 70,785 ordinary shares of the Issuer held by it upon consummation of the Business Combination due to the conversion of restricted share units (“RSUs”) of Silexion Israel that became fully vested and settled upon closing of the Business Combination into ordinary shares of the Issuer. GIBF has provided certain services to Silexion as consideration for the accelerated vesting and settlement of those RSUs as it has assisted with the transfer of funds from the Chinese subsidiary to Silexion Israel, which has occurred as part of the Business Combination.

CUSIP No. G1281K106	13D	Page 7 of 9 Pages

Item 4. Purpose of Transaction.

The description of the transactions pursuant to the Business Combination Agreement and GIBF Conversion Agreement whereby the Reporting Persons acquired beneficial ownership over the ordinary shares that they hold, as set forth in Item 3, is incorporated by reference in this Item 4.

The Reporting Persons acquired beneficial ownership of the ordinary shares described in this Statement for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons may undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire beneficial ownership of additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their representatives serving on the Issuer’s board of directors may engage in discussions with management, the Issuer’s board of directors, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the ordinary shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors. The Reporting Persons have no current intent to propose any such transaction or other action, and there can be no assurance that any such transaction or other action, if proposed, would be successfully implemented.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a), and (c) through (j), of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made based upon 14,427,814 ordinary shares of the Issuer outstanding as of November 13, 2024, as reflected in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2024, filed by the Issuer with the SEC on November 14, 2024.

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons are as follows:

I. Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP)

(a)	Amount beneficially owned: 1,987,082 (1)

(b)	Percent of class: 13.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,987,082 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 1,987,082 (1)

(iv)	Shared power to dispose of or to direct the disposition of: 0

CUSIP No. G1281K106	13D	Page 8 of 9 Pages

II. Avner Lushi

(a)	Amount beneficially owned: 1,987,082

(b)	Percent of class: 13.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,987,082

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 1,987,082

III. Shlomo Noy

(a)	Amount beneficially owned: 1,987,082

(b)	Percent of class: 13.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,987,082

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 1,987,082

(c) Other than as described in Item 3 of this Statement, none of the Reporting Persons has effected any transactions in securities of the Issuer in the past 60 days.

(d) The Investment Committee has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares reported herein,

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 3 (with respect to the GIBF Conversion Agreement), the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	--	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

CUSIP No. G1281K106	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2024

Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP)

By:	/s/ Avner Lushi
Name:	Avner Lushi
Title:	CEO

/s/ Shlomo Noy
Name:	Shlomo Noy
Title:	Chief Medical Officer

/s/ Avner Lushi
AVNER LUSHI

/s/ Shlomo Noy
SHLOMO NOY